Exhibit 99.2

WHITE PROXY CARD

STRATASYS LTD.
YOUR VOTE IS IMPORTANT

Please take a moment now to vote your ordinary shares of Stratasys LTD.
for the upcoming Annual General Meeting of Shareholders.

YOU CAN VOTE TODAY IN ONE OF TWO WAYS:

1. **Vote by Internet** – Please access **www.cesvote.com** and follow the simple instructions provided. You will be required to provide the unique control number printed below.

Control Number ➔

OR

2. **Vote by Mail** – If you do not have access to the Internet, please sign, date and return the proxy card in the envelope provided.

You may vote by Internet 24 hours a day, 7 days a week. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you had signed and mailed a proxy card.

THANK YOU FOR VOTING.

▼ TO VOTE BY MAIL, PLEASE DETACH HERE ▼

WHITE PROXY CARD

The Board of Directors unanimously recommends a vote:
"FOR" the Stratasys Slate (<u>and to leave blank the box of the Nano Slate</u>) on Proposal 1 and "FOR" the re-appointment of Kesselman & Kesselman on Proposal 2.

<u>**Proposals**</u>

1. Re-election or initial election (as applicable) to Stratasys' board of directors (the "**Board**"), to serve as directors for the period from the Meeting until Stratasys' 2024 annual general meeting of shareholders, and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of **EITHER**:

FOR

(a) <u>**Stratasys Slate**</u>: consisting of S. Scott Crump, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, Michael Schoellhorn, Yair Seroussi and Adina Shorr ❑

OR

(b) <u>**Nano Slate**</u>: consisting of Yoav Stern, Nick Geddes, Hanan Gino, Zeev Holtzman, Zivi Nedivi, Tomer Pinchas and Yael Sandler ❑

ABSTAIN

Abstain from vote on Proposal 1: ❑

2. Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as Stratasys' independent auditors for the year ending December 31, 2023 and additional period until the next annual meeting, and authorization of the Board to fix their remuneration.

❑ **FOR** ❑ **AGAINST** ❑ **ABSTAIN**

<u>IMPORTANT INSTRUCTION FOR PROPOSAL 1</u>: **PLEASE CHECK ONLY ONE BOX ON PROPOSAL 1**—EITHER **"FOR" THE STRATASYS SLATE** (<u>AS RECOMMENDED BY THE BOARD</u>) OR "FOR" THE NANO SLATE. You may, in the alternative, abstain from voting on Proposal 1, in which case you should check the box "Abstain". There is no possibility of voting "AGAINST" either slate on Proposal 1. The slate receiving a majority of the votes "FOR" (disregarding abstentions) will be deemed elected.

NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on its behalf upon such other matters as may properly come before the 2023 Annual General Meeting of Shareholders of Stratasys (the "**Annual Meeting**") or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the notice of the Annual Meeting was published via press release on July 4, 2023, in accordance with the Company's articles of association, as amended.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature	Date	Signature (Joint Owners)	Date

STRATASYS LTD. 2023 Annual General Meeting of Shareholders 3:00 p.m. Israel Time/ 8:00 a.m. Eastern Time August 8, 2023 Meitar Law Offices 16 Abba Hillel Road, 10th Floor Ramat Gan 5250608, Israel To obtain directions to the location of the 2023 Annual General Meeting of Shareholders, you can contact Investor Relations at: Stratasys Ltd. c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344 Attn: Yonah Lloyd – Chief Communications Officer and Vice President- Investor Relations Email: Yonah.Lloyd@stratasys.com If you have any questions, or need assistance voting your shares, please contact Stratasys’ proxy solicitor: 509 Madison Avenue New York, New York 10022 Shareholders Call Toll Free: (800) 662-5200 or at +1 (203) 658-9400 (Outside of North America) Email: SSYS@info.morrowsodali.com TO VOTE BY MAIL, PLEASE DETACH HERE c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020 1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel WHITE PROXY This proxy is solicited on behalf of the Board of Directors Annual Meeting of Shareholders August 8, 2023, 3:00 p.m. Israel time / 8:00 a.m. Eastern time The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (“Stratasys” or the “Company”), hereby appoints Vered Ben Jacob, Eitan Zamir and J. David Chertok, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned holds of record as of July 5, 2023, at the 2023 Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) to be held at 3:00 p.m., Israel time / 8:00 a.m., Eastern time, on August 8, 2023 and any adjournments thereof, as indicated on the reverse side. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE STRATASYS SLATE ON PROPOSAL 1, “FOR” THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN ON PROPOSAL 2, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING, AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT WITH RESPECT TO THE ANNUAL MEETING. THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. If you have any question concerning how to complete or submit this proxy, please contact Yonah Lloyd, the Company’s Vice President of Investor Relations, at Yonah.Lloyd@stratasys.com. (Continued and to be marked, dated and signed on the other side)